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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70870

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **06/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FR Trading LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 30th Floor

(No. and Street)

New York	**NY**	**10281**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ira Leibowitz	**212-608-3526**	ileibowitz@fiveringscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP

(Name – if individual, state last, first, and middle name)

485 Lexington Ave, 11th FL	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

09/24/2003	**173**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ira Leibowitz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FR Trading LLC _____, as of 12/31 _____, 2 023 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



TARA A. VALENTIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01VA6002548
Qualified in Bronx County
Commission Expires March 08, 20 2 7

Notary Public

Signature: _____

Title:
FINOP _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

FR Trading LLC

December 31, 2023



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of FR Trading LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FR Trading LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as FR Trading LLC's auditor since 2023.

New York, New York
February 2, 2024

FR Trading LLC

Statement of Financial Condition
December 31, 2023

Assets

Cash	$	24,922
Due from broker		1,740,539
Other Assets		10,092
Total assets	$	1,775,553

Liabilities and Member's Capital

Liabilities:		
Due to affiliate	$	17,016
Accounts payable and accrued expenses		37
Total liabilities		17,053
Member's capital		1,758,500
Total liabilities and member's capital	$	1,775,553

The accompanying notes are an integral part of these financial statements.

FR Trading LLC

Notes to Statement of Financial Condition
December 31, 2023

Note 1.   Organization

FR Trading LLC (the "Company"), a Delaware limited liability company, was organized on July 29, 2021. The Company was approved on June 1, 2023 to operate as a Securities and Exchange Commission ("SEC") registered broker-dealer. The Company became a member of the Chicago Board Options Exchange ("CBOE") effective June 1, 2023. The Company's office is located in New York, New York.

The Company is a proprietary trading firm. As of December 31, 2023, the Company has not yet commenced trading. The Company intends to commence trading activities in calendar year 2024.

The Company is a wholly owned subsidiary of Five Rings LLC, its sole member. The "Limited Liability Company Agreement" of the Company (the "LLC Agreement"), dated July 29, 2021, governs the Company and contains provisions relating to, among other things, the distribution and allocation of Company gains and losses, and the authority and responsibilities of the member. The Company will continue perpetually unless the sole member dissolves the Company pursuant to the LLC Agreement, in its sole discretion.

Pursuant to the LLC Agreement, all income and losses for each accounting period will be allocated to the capital account of the member.

Note 2.   Summary of Significant Accounting Policies

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents: For purposes of the statement of financial condition, cash is defined to include money market accounts and cash equivalents are defined as short-term investments with an original maturity of less than three months. There were no cash equivalents as of December 31, 2023.

Federal and state income taxes: The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, the member reports the distributive share of the Company's income or loss and credits on the member's own tax return.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

FR Trading LLC

Notes to Statement of Financial Condition
December 31, 2023

Note 2.   Summary of Significant Accounting Policies (Continued)

Leases: The Company implemented ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. The standard was implemented under a modified retrospective approach and elected to apply several of the available practical expedients. Management determined that there were no agreements or arrangements that existed that would be classified as a lease under ASC 842.

Allowance for Credit Losses – Current Expected Credit Loss (CECL) Methodology: The Company measures its expected credit losses under the CECL methodology applicable to financial assets at amortized cost, including due from brokers. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments).

Due to the short-term nature of the assets; the current capital market conditions; and the historical collectability of these assets without losses from the clearing broker, management does not expect any credit losses and therefore no allowance for credit losses has been established for any of its financial assets not carried at fair value.

Note 3.   Due From Brokers

As of December 31, 2023, due from broker represents amounts due to the Company for cash held by the Clearing Broker and cash held as collateral as a good faith deposit. Amounts receivable from the Clearing Broker may be restricted to the extent that any balance is held as a good faith deposit. At December 31, 2023, approximately $1,740,500 was receivable from the Clearing Broker and was substantially in cash. Included in this amount the Company has a good faith deposit at the Clearing Broker of $250,000. The company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash. The Company continually reviews the credit quality of its Clearing Broker.

Note 4.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year as a broker-dealer and 15 to 1 thereafter. Per the Rule, the Company is required to maintain a minimum net capital as the greater of $100,000 or six and two-thirds percent of aggregate indebtedness. At December 31, 2023 the Company had net capital of $1,648,408, which exceeded the minimum requirement of $100,000 by $1,548,408. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 as of December 31, 2023.

FR Trading LLC

Notes to Statement of Financial Condition
December 31, 2023

Note 5.   Concentrations of Credit Risk

At December 31, 2023, the Company had approximately $1,766,000 held on deposit in two financial institutions, $1,740,500 of which is included in due from brokers on the statement of financial condition. All was held in accounts not insured by the Federal Deposit Insurance Corporation (FDIC) or Securities Investor Protection Corporation (SIPC). The Company has not experienced any losses as a result of this risk.

Note 6.   Related Party

The Company's sole member (Five Rings LLC) provides services to the Company under a Service Agreement. The services provided to the Company include facilities, equipment, computer systems, personnel, IT support, administrative and record keeping services, and certain other services.

The Company under the Service Agreement for the services provided to the Company in 2023, of which approximately $17,000 was payable at December 31, 2023 and included in due to affiliate on the accompanying statement of financial condition.

Note 7.   Indemnifications

In the normal course of its business, the Company enters into contracts and agreements with certain service providers, such as clearing agents, that contain a variety of representations and warranties and which provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8.   Subsequent Events

The Company has evaluated its subsequent events and transactions occurring after December 31, 2023 through February 2, 2024, the date that the financial statements were available to be issued.